Agora, Inc. Announces Management Share Purchase Plan

SANTA CLARA, Calif., June 1, 2026 (GLOBE NEWSWIRE) -- Agora, Inc. (NASDAQ: API) (“the Company”), a pioneer and leader in conversational AI and real-time engagement technology, today announced that Mr. Tony Zhao, founder, chairman and CEO of Agora, has informed Agora’s board of directors of his intention to use his personal funds to purchase up to an aggregate of US$20 million of Agora’s American depositary shares (“ADSs”) or Class A ordinary shares in the next 12 months, pursuant and subject to applicable rules and regulations and Agora’s insider trading policy.

The management share purchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

Safe Harbor Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the Company’s financial outlook, beliefs, and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will,” and similar expressions intended to identify forward-looking statements. Among other things, the Financial Outlook in this announcement contains forward-looking statements. These forward-looking statements are based on the Company’s current expectations and involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to the growth of the RTE-PaaS market; the Company’s ability to manage its growth and expand its operations; the Company’s ability to attract new developers and convert them into customers; the Company’s ability to retain existing customers and expand their usage of its platform and products; the Company’s ability to drive popularity of existing use cases and enable new use cases, including through quality enhancements and introduction of new products, features, and functionalities; the Company’s fluctuating operating results; competition; the effect of broader technological and market trends on the Company’s business and prospects; general economic conditions and their impact on customer and end-user demand; and other risks and uncertainties included elsewhere in the Company’s filings with the Securities and Exchange Commission (“SEC”), including, without limitation, the Company’s annual report on Form 20-F for the year ended December 31, 2025 and other filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

About Agora

Agora, Inc. is the holding company of two independent divisions, under the Agora brand and the Shengwang brand, respectively.

Headquartered in Santa Clara, California, Agora is a pioneer and global leader in conversational AI and Real-Time Engagement Platform-as-a-Service (PaaS), providing developers with simple, flexible, and powerful application programming interfaces, or APIs, to embed real-time conversational AI, video, voice, chat, and interactive streaming into their applications.

Headquartered in Shanghai, China, Shengwang is a pioneer and leading conversational AI and Real-Time Engagement PaaS provider in the China market.

For more information on Agora, please visit: www.agora.io

For more information on Shengwang, please visit: www.shengwang.cn

Investor Contact:

investor@agora.io

Media Contact:

press@agora.io